
REDFLEX
GROUP

Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
Web: www.redflex.com.au

22 March 2006

Office of International Corp
Division of Corporate Finan
Securities and Exchange Com
Judiciary Plaza, 450 Fifth Str
Washington, D.C. 20549
USA


06011991

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

3/29

Schedule I

Documents made public since the last submission on 28 February 2006:

Date	Item	Description
22 March 2006	Company Announcement	Redflex announces 13 camera systems for the State of Victoria, Australia
21 March 2006	Company Announcement	Redflex announces confirmation of Ms Karen Finley as CEO of Redflex Traffic Systems Inc.
17 March 2006	Appendix 3B	New Issue announcement, application for quotation of 100,000 additional securities and agreement
16 March 2006	Company Announcement	Redflex announces temporary suspension of Minneapolis Program
15 March 2006	Appendix 3Y	Change of Director's Interest Notice for Christopher Cooper
10 March 2006	Company Announcement	Redflex announces the Cities of Springfield, Ohio and Brunswick, Georgia sign up with Redflex as their preferred Public Safety Partner
8 March 2006	Appendix 3Y	Change of Director's Interest Notice for Bruce Higgins
6 March 2006	Appendix 3B	New issue announcement, application for quotation of 1,035,000 additional securities and agreement
3 March 2006	Appendix 3Y	Change of Director's Interest Notice for Christopher Cooper
1 March 2006	Form 604	Notice of change of interests of substantial holder – Renaissance Smaller Companies Pty Ltd


REDFLEX
HOLDINGS

REDFLEX HOLDINGS LIMITED
ACN 069 306 216

Release to Australian Stock Exchange

File No: 82-34862

Victorian Red-light Speed Photo Enforcement Contract

22 March 2006

The directors are pleased to announce that State Government of Victoria has extended its contract with Redflex Traffic Systems Pty Ltd, announced on 28th November 2006, to take up the option for an additional 13 Red-light and Speed Digital Safety Cameras.

This extension to the contract will generate revenue of approximately $3.9 million over 5 years. Ricardo Fiusco, General Manager of Redflex Traffic Systems Pty Ltd said, "This win continues Redflex's strong relationship with the State of Victoria, a relationship which is built on world leading technology and excellent service".

Redflex is contracted for 75 camera systems throughout Victoria, with systems on the Geelong Freeway, Hume Freeway, Craigieburn Bypass, Red-light/Speed cameras at intersections, Weigh-in-Motion Camera Systems and Railway Crossing Safety Cameras.

Redflex Traffic Systems leads the digital enforcement market in Australia with an installed base of over 180 systems. Redflex has contracts in 99 jurisdictions world-wide in 11 countries and is the largest provider of digital red light photo enforcement services in North America. With contracts in 83 cities across 16 states, Redflex has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888


REDFLEX
HOLDINGS

REDFLEX HOLDINGS LIMITED
ACN 069 306 216

Release to Australian Stock Exchange

File No: 82-34862

Confirmation of CEO Appointment to US Traffic Business

21 March 2006

Directors are pleased to advise that the appointment of Ms Karen Finley to the role of President and CEO of Redflex Traffic Systems Inc has been confirmed, following the earlier announcement on 24 November 2005 that she held the position in an acting capacity.

Ms Finley has been a key contributor to the development of the USA Traffic business over many years and has had broad responsibility for, and oversight of, almost all aspects of the business. She has led the Operations area of the USA Traffic business since 1998, driving the growth of the operation from three photo enforcement public safety programs, to the stage where we now have contracts in over 80 cities in 16 states.

As Vice President of Operations, her responsibilities included: program management; back office citation processing operations; customer relationship management; construction; maintenance; and research and development.

In the CEO role she has taken on a broader and higher level of responsibility, including business development and sales, with overall accountability for the performance and growth of the traffic photo enforcement business in the USA.

Chairman Chris Cooper said: "Karen has an excellent track record in delivering world class operational performance, and has demonstrated the depth of experience, knowledge of the industry, and drive and commitment, that I believe equip her to perform the role to the expectations of the board and the broad investment community. The board fully endorses and supports her appointment to this position."

Karen Finley has a Bachelor of Science degree in Business Management and is in the final stages of completing an MBA in Finance.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
+61 3 9674 1888
graham.davie@redflex.com.au

Marilyn Stephens
Company Secretary
Redflex Holdings Limited
+61 3 9674 1712
marilyn.stephens@redflex.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000 issued
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.6219
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of unlisted employee options RDFAS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 March 2006

		Number	**+Class**
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	88,321,974	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5	Employee shares fully paid (RDFAI)
60,000	Options expiring 20 May 2006 exercisable at $1.52 (RDFAO)
955,000	Options expiring 30 September 2008, exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
1,260,000	Options expiring 2 June 2009 exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.



REDFLEX HOLDINGS LIMITED
ACN 069 306 216

Release to Australian Stock Exchange

File No: 82-34862

Minneapolis Program

16 March 2006

Following a district court ruling issued yesterday that resulted in the dismissal of a photo enforcement citation, the City of Minneapolis has elected to temporarily suspend automated enforcement at all of their 16 systems operated by Redflex Traffic Systems Inc.

While the ruling confirmed the authority of the City of Minneapolis to enact and enforce ordinances regulating traffic, it held that the ordinance as currently drafted was invalid since it was preempted by state procedural law applicable to the prosecution of traffic offences. The City remains committed to the photo enforcement program and is currently working towards a solution that will eliminate the issue identified in that ruling and allow a speedy resumption of enforcement. A number of potential solutions have been identified and Redflex and the City will continue to work together to ensure the most appropriate outcome.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 998 4442

File No: 82-34862

RECEIVED
2006 MAR 28 P 4: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER COOPER
Date of last notice	3 March 2006
Date of this notice	15 March 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	14 March 2006
No. of securities held prior to change	As the registered holder 38,167 Ordinary Shares (RDF) As not the registered holder 752,829 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	50,000 Ordinary Shares (RDF)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.37 per share
No. of securities held after change	As the registered holder 88,167 Ordinary Shares (RDF) As not the registered holder 752,829 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	no change
Name of registered holder (if issued securities)	no change
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



The Cities of Springfield, Ohio and Brunswick, Georgia sign up with Redflex as their preferred Public Safety Partner

10 March 2006

The Cities of Springfield, Ohio and Brunswick, Georgia today executed agreements with Redflex Traffic Systems, a subsidiary of Redflex Holdings Limited, to provide full turnkey red-light photo enforcement programs to help substantially increase public safety.

Springfield, Ohio has a population in excess of 65,000 and is located near Dayton where we have an existing program. The contract is for up to 40 systems, and has an initial term of five years with options for two additional five year periods.

Springfield Assistant City Manager, Jim Bodenmiller was quoted as saying ""The City of Springfield chose Redflex as its vendor for many reasons, but we were particularly impressed with the feedback we received from their current customers. As we checked reference after reference we were astounded by the overwhelmingly positive comments that other cities made about Redflex's products and service."

Redflex was awarded this contract as a result of a competitive bid in which five competitors had participated, including ATS/Mulvihill, Nestor, Peek and Traffipax.

The City of Brunswick, Georgia is the gateway to the Golden Isles. It is an important port city on the Atlantic Coast, the county seat of Glynn County, and is approximately 60 miles from Jacksonville, Florida. The contract is for up to 10 systems and five successive one year periods.

"We are very pleased with the addition of Brunswick, which further demonstrates the value of the Redflex offering in the important market of Georgia. This is our first contract in Southern Georgia and will make an important strategic reference site due to its proximity to Florida, the fourth most populous state in the US" stated Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts in 99 cities world-wide and, with 83 USA cities under contract, is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past twelve months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUCE HIGGINS
Date of last notice	5 January 2006
Date of this notice	8 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	900,000 Unlisted Options (RDFAR) exercised on 6 March 2006 Ordinary shares (RDF) disposed: 3 March 2006 - 9,200 6 March 2006 - 64,369 7 March 2006 - 900,000
No. of securities held prior to change	286,071 Ordinary Shares (RDF) 900,000 Unlisted Options (RDFAR)
Class	As above
Number acquired	900,000 acquired as a result of exercising Unlisted Options (RDFAR)
Number disposed	973,569
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The sale prices were: $2.42 per share on 3 March 2006 $2.40 per share on 6 March 2006 $2.39 per share on 7 March 2006
No. of securities held after change	212,502 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trades

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

File No: 82-34862

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,035,000 issued
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	900,000 at $0.50 per share 135,000 at $0.6213 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of unlisted employee options: 900,000 RDFAR 135,000 RDFAS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 March 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	88,221,974	Ordinary Shares (RDF)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	**+Class**
5	Employee shares fully paid (RDFAI)
60,000	Options expiring 20 May 2006 exercisable at $1.52 (RDFAO)
nil	Options expiring 1 February 2008 exercisable at $0.50 (RDFAR)
1,055,000	Options expiring 30 September 2008, exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
1,260,000	Options expiring 2 June 2009 exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHRISTOPHER COOPER
Date of last notice	26 May 2005
Date of this notice	3 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	related party
Date of change	3 March 2006
No. of securities held prior to change	As the registered holder 38,167 Ordinary Shares (RDF) As not the registered holder 731,829 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	21,000 Ordinary Shares (RDF)
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2.42 per share
No. of securities held after change	As the registered holder 38,167 Ordinary Shares (RDF) As not the registered holder 752,829 Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	no change
Nature of interest	no change
Name of registered holder (if issued securities)	no change
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Law

Section 671B

Notice of change of interests of substantial holder

To *Company Name/Scheme* *Redflex Holdings Limited*

ACN/ARSN 069 306 216

1. Details of substantial holder (1)

Name Renaissance Smaller Companies PtyLtd

ACN/ARSN (if applicable) 103 874 102

There was a change in the interests of the substantial holder on 01/03/06

The previous notice was given to the company on 17/11/05

The previous notice was dated 14/11/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FPO	5,990,187	6.96%	7,053,769	8.09%*

*BASED ON ISSUED CAPITAL OF 87,188,974 SHARES

3. Changes in relevant interests

Particulars of each change in, or change in the nature of a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change (6)*	*Consideration given in relation to change (7)*	*Class and number of securities affected*	*Person's votes affected*
01/03/06	Renaissance Smaller Companies Pty Ltd	Acquisition of 643,820 shares	$1,566,481	643,820 FPO	643,820

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Schedule 1					

5. Changes in association

The persons who have become associates (2) of ceased to be associates of or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Renaissance Smaller Companies Pty Ltd	Level 16, 33 Bligh Street, Sydney NSW 2000

Signature



print name Glen Hoffman
capacity Director
sign here
date 03 / 03 / 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the *Corporations Law*.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the *Corporations Law*.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law*.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Schedule 1 - Renaissance Smaller Companies Pty Ltd change in substantial holding for Redflex Holdings Limited

4. Present relevant interest

Holder of relevant interest	Registered Holder of securities	Person entitled to be registed as holder	Nature of relevant interest	Class and no. of securities	Persons votes
Renaissance Smaller Companies Pty Ltd	JP Morgan Nominees Australia Ltd	JP Morgan Nominees Australia Ltd	Investment Manager	2,610,254	2,610,254
Renaissance Smaller Companies Pty Ltd	National Nominees Ltd	National Nominees Ltd	Investment Manager	2,229,111	2,229,111
Renaissance Smaller Companies Pty Ltd	ANZ Nominees Ltd	ANZ Nominees Ltd	Investment Manager	1,188,564	1,188,564
Renaissance Smaller Companies Pty Ltd	RBC Global Services Australia Pty Ltd	RBC Global Services Australia Pty Ltd	Investment Manager	309,331	309,331
Renaissance Smaller Companies Pty Ltd	Cogent Nominees	Cogent Nominees	Investment Manager	716,509	716,509
				7,053,769	